

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 23, 2008

Mr. Ray R. Irani
Chief Executive Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.
 Los Angeles, CA 90024

> **RE:** **Occidental Petroleum Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **Response Letter Dated May 14, 2008**
> **File No. 1-09210**

Dear Mr. Irani:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
        J. Madison